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                               October 19, 2023

       Yong Zhang
       Chief Executive Officer
       Xinyuan Real Estate Co., Ltd.
       27/F, China Central Place, Tower II
       79 Jianguo Road, Chaoyang District
       Beijing 100025
       People   s Republic of China

                                                        Re: Xinyuan Real Estate
Co., Ltd.
                                                            Amendment No. 2 to
Form 20-F for the Fiscal Year Ended December 31, 2022
                                                            File No. 001-33863

       Dear Yong Zhang:

              We have reviewed your September 22, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 11, 2023 letter.

       Amendment No. 2 to Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 1

   1. We note your response to prior comment 2 and reissue in part. We note that your list of subsidiaries in Exhibit
8.1 appears to indicate that you have subsidiaries in the British
                                                        Virgin Islands and
Malaysia. Please note that Item 16I(b) requires that you provide disclosures for
yourself and your consolidated foreign operating entities, including variable interest
entities or similar structures. With respect to (b)(2), please clarify the jurisdictions in which
your consolidated foreign operating entities are organized or incorporated and the
percentage of your shares or the shares of your consolidated operating entities
owned by governmental entities in each foreign jurisdiction in which you have consolidated
operating entities.
 Yong Zhang
Xinyuan Real Estate Co., Ltd.
October 19, 2023
Page 2
2. We note your responses to comments 1 and 4. We also note your disclosure on page 125 that Mr. Yong Zhang is a member of China Democratic National Construction
      Association and was a deputy to the 11th and 12th People   s Congress of
Henan Province
      in China. We further note that Mr. Haifei He previously served as Chairman and Party
      Secretary of China Construction Fangcheng Investment & Development Group, as
      well Assistant General Manager of China State Construction Engineering Corporation.
      Please explain how you considered these roles in connection with your determination that none of your board members are officials of the Chinese Communist Party.
       Please contact Kyle Wiley at 202-344-5791 or Christopher Dunham at 202-551-3783
with any other questions.



                                                          Sincerely,
FirstName LastNameYong Zhang
                                                          Division of
Corporation Finance
Comapany NameXinyuan Real Estate Co., Ltd.
                                                          Disclosure Review
Program
October 19, 2023 Page 2
cc:       Haoze Zheng
FirstName LastName